Exhibit 99.3

VANC Pharmaceuticals Places Inventory Purchase Order for 30 Generic Molecules

January 14, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (“OTC”) markets, is pleased to announce that it has placed inventory purchase orders for 30 generic molecules with leading generic pharmaceutical manufacturing partners. The Company expects delivery of the products in Q2-2015.

“We are excited to take this important step towards commercialization and look forward to launching sales in Q2-2015. These 30 molecules represent best-selling generics in the Canadian market and our aim to provide Canadians with quality and cost effective products is well served by them,” said Arun Nayyar, CEO of Vanc. “Our initial marketing and outreach activities with select pharmacy customers in Western Canada have been positive and we look forward to working with our partners.”

The 30 generic molecules include those for both acute and chronic indications. The Company will provide additional updates over the coming months.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.